CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2016 presented on:

- an actual basis;

- a pro forma basis to reflect (i) the automatic conversion of all our outstanding preferred shares into 349,087,677 Class A ordinary shares immediately upon the completion of this offering, and (ii) the assumed payment of the preference dividend on our preferred shares of RMB294.3 million assumed to have been declared and payable on June 30, 2016 and as if a qualified IPO, as defined in our members agreement, had occurred on June 30, 2016, RMB72.5 million of which will be payable in cash and RMB221.8 million of which will be payable in our Class A ordinary shares; and

- a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding preferred shares into   Class A ordinary shares immediately upon the completion of this offering, (ii) the assumed payment of the preference dividend on our preferred shares of RMB294.3 million assumed to have been declared and payable on June 30, 2016 and as if a qualified IPO, as defined in our members agreement, had occurred on June 30, 2016, RMB72.5 million of which will be paid in cash and RMB221.8 million of which will be paid in   Class A ordinary shares of the Company, assuming an initial offering price of US$ per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, (iii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option, and (iv) the repayment of approximately RMB   million (US$ million) of the outstanding indebtedness of certain of our subsidiaries using a portion of the proceeds to us from this offering.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2016					
	Actual	Actual	Pro Forma		Pro Forma as Adjusted[3]	
	RMB	US$	RMB	US$	RMB	US$
			(in thousands)			
Long-term borrowings, excluding current portion[1] .	825,392	124,196	825,392	124,196		
Obligations under capital leases, non-current	873,972	131,505	873,972	131,505		
Convertible bonds payable	994,243	149,602	994,243	149,602		
Redeemable preferred shares	2,499,117	376,039	—	—		
Shareholders' (deficit) equity:						
Ordinary shares	76	11	189	28		
Additional paid-in capital	302,939	45,583	2,544,709	382,899		
Accumulated other comprehensive loss	(112,525)	(16,931)	(112,525)	(16,931)		
Accumulated deficit	(736,450)	(110,812)	(773,479)	(116,384)		
Total (deficit) equity[2]	(545,960)	(82,149)	1,658,894	249,612		
Total	4,646,764	699,193	4,352,501	654,915		

(1) Does not reflect borrowings drawn down under our Shanghai and Weiteng Loan Facilities in the aggregate amount of RMB828.2 million from July 1, 2016 to the date of this prospectus. These borrowings have a maturity date ranging from July 2021 to September 2021.

(2) A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) total equity by US$.

(3) The Pro Forma As Adjusted column has assumed a Qualified IPO date of June 30, 2016. The preference dividend to be paid will be based upon, and settled through, the actual date of this offering. For each additional thirty-day period from July 1, 2016 through the date of this offering, an additional preference dividend amount of RMB10.3 million will accrue, of which RMB0.8 million will be settled in cash, and an additional RMB9.5 million of which in the form of   Class A ordinary shares will be issued, assuming an initial offering price of US$ per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus.

68

MERRILL CORPORATION DCOMBA//14-OCT-16 06:26 DISK105:[16ZBH1.16ZBH49001]DK49001A.;152
mrll_0915.fmt Free: 70D*/120D Foot: 0D/ 0D VJ RSeq: 13 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 54-54 X Cs: 12056

⊥

GDS Beijing. In addition, the loan facilities include a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million (US$7.5 million) or more when due or within any originally applicable grace period. As of September 30, 2016, the outstanding loan under such term loan facility was RMB752.6 million (US$113.2 million) with a weighted average effective interest rate of 6.17% per annum. Two of the facilities, representing outstanding loans of RMB626.6 million (US$94.3 million), mature on July 12, 2021, and two of the facilities, representing outstanding loans of RMB126.0 million (US$18.9 million), mature on September 30, 2021. The proceeds from the loan are being used for repayment of the loans under an existing term loan facility agreement entered into on June 30, 2016 and the construction, renovation and fitting-out of, as well as equipment for, the premises of the Shanghai data center projects and working capital purposes.

Weiteng Loan Facilities

On September 22, 2016, our subsidiary Guangzhou Weiteng entered into a facility agreement with DBS Bank (China) Limited Shanghai Branch, pursuant to which the bank agrees to make available to the subsidiary loan facilities in the total amount of RMB220.0 million (US$33.1 million). The interest rate agreed under the facility agreement is 1.25x or 1.35x of PBOC's base rate for loans, as applicable, with a term of up to five years from respective facility utilization date. The securities for the loan include, among others, guarantee from ultimate parent company of borrower, GDS Holdings Limited, pledge of all equity interests of the borrower and the receivables under the service contracts with customers with respect to the borrower's data center, mortgage of all movable assets of the borrower and assignment of all insurance interests over such mortgaged assets, assignments of the borrower's rights under the building lease of the borrower's data center, among other terms. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 40% of our equity interests prior to an initial public offering or 30% of our equity interests after an IPO, or ceases to be our single largest shareholder, (iii) we cease to, directly or indirectly, own or control 100% of our borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreements or (v) William Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. In addition, the loan facility includes a cross default provision which would be triggered if we fail to repay any financial indebtedness in an aggregate amount of RMB50.0 million (US$7.5 million) or more when due or within any originally applicable grace period. As of September 30, 2016, the outstanding loan under such facility was RMB71.4 million (US$10.7 million) with an effective interest rate of 6.41% per annum. The facility matures on September 21, 2021. The proceeds from the loan are being used for the construction, renovation and fitting-out of, as well as equipment for, the premises of the Guangzhou data center project and working capital purposes.

Off-Balance Sheet Commitments and Arrangements

Other than the obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings, bonds payable and capital lease obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in

Scorpio F-1 (IPO)   Proj: P11090HKG16 Job: 16ZBH49001 (16-11090-1)
Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3   File: DK49001A.;152   v6.8

$\perp$

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

19   SUBSEQUENT EVENTS (Continued)

(c)   *Preference Dividend*

On September 29, 2016, the Board of Directors of the Company declared and approved the payment of the cumulative preference dividend on the Company's preferred shares. The entitlement to, and payment of the dividend is conditional on the completion of the Qualified IPO. The amount of the preference dividend to be paid is calculated based on the annual rate of 6% from the date of the issuance of the respective preferred shares to the date of the Qualified IPO. The preference dividend is to be paid in either cash or ordinary shares of the Company as elected by each preferred shareholder. The number of ordinary shares to be issued to pay the preference dividends is determined based on the initial public offering price of the Company's ordinary shares and the dividend amount elected by the preferred shareholder to be paid in ordinary shares. The shareholders of Series A, A*, B, B1, B2 redeemable preferred shares have elected to receive the dividend in cash upon the completion of the Qualified IPO, and the shareholders of Series B4, B5 and C redeemable preferred shares have elected to receive the dividend in ordinary shares of the Company upon the completion of the Qualified IPO.

d)   *New Loan Facilities*

In September 2016, a subsidiary of the Company entered into a facility agreement with a third party bank for a total amount of RMB220,000. The securities for the loan include, among others, the subsidiary's accounts receivables and property and equipment. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 40% of the equity interests in the Company prior to an IPO or 30% of the equity interests in the Company after an IPO, or ceases to be the single largest shareholder of the Company, (iii) the Company ceases to, directly or indirectly, own or control 100% of the borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreement or (v) William Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of September 30, 2016, the outstanding loan under such facility was RMB71,384 with an effective interest rate of 6.41% per annum. The outstanding loan matures on September 21, 2021.

In September 2016, two subsidiaries of the Company entered into loan facilities with third party banks in a total amount of RMB1,135,000, for the purpose of (i) replacing an existing term loan facility agreement entered into in June 2016, and (ii) financing the subsidiaries' data center projects and working capital requirements. The securities for the loan include, among others, the subsidiaries' accounts receivables and property and equipment. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC, (ii) STT GDC ceases to own and control, directly or indirectly, at least 40% of the equity interests in the Company prior to an IPO or 30% of the equity interests in the Company after an IPO, or ceases to be the single largest shareholder of the Company, (iii) the Company ceases to, directly or indirectly, own or control 100% of the borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in

F-87

⊥

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

19 SUBSEQUENT EVENTS (Continued)

the loan agreement or (v) William Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of September 30, 2016, the outstanding loan under such facility was RMB752,583 with a weighted average effective interest rate of 6.17% per annum. The outstanding loans of RMB626,617 and RMB125,966 mature on July 12, 2021 and September 30, 2021 respectively.

Management has considered subsequent events through October 4, 2016, which was the date these condensed consolidated financial statements were issued.

20 PRO FORMA INFORMATION (UNAUDITED)

Each Series A, A*, B, B1, B2, B4, B5 and C redeemable preferred share is automatically converted into one ordinary share upon the consummation of a Qualified IPO.

On September 29, 2016, the Board of Directors of the Company declared and approved the payment of the cumulative preference dividend on the Company's preferred shares. The amount of the preference dividend to be paid is calculated based on the annual rate of 6% from the date of the issuance of the respective preferred shares to the date of the Qualified IPO. The preference dividend is to be paid in either cash or ordinary shares of the Company as elected by each preferred shareholder. The number of ordinary shares to be issued to pay the preference dividends is determined based on the initial public offering price of the Company's ordinary shares and the dividend amount elected by the preferred shareholder to be paid in ordinary shares. The shareholders of Series A, A*, B, B1, B2 redeemable preferred shares have elected to receive the dividend in cash upon the completion of the Qualified IPO, and the shareholders of Series B4, B5 and C redeemable preferred shares have elected to receive the dividend in ordinary shares of the Company upon the completion of the Qualified IPO.

The unaudited pro forma information has been computed, assuming 1) the conversion of the redeemable preferred shares into ordinary shares occurred on June 30, 2016 (excluding effects of offering proceeds) and 2) the preference dividend on the preferred shares were declared and payable on June 30, 2016 and as if the Qualified IPO occurred on June 30, 2016.

	As at June 30, 2016	
	Actual	Pro forma
Total liabilities	4,380,909	4,675,172
Redeemable preferred shares	2,499,117	—
Shareholders' (deficit) equity		
Ordinary shares	76	189
Additional paid-in capital	302,939	2,544,709
Accumulated other comprehensive loss	(112,525)	(112,525)
Accumulated deficit	(736,450)	(773,479)
Total shareholders' (deficit) equity	(545,960)	1,658,894

┬